KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-3046

Fax: 706-645-3921

www.knology.com

March 9, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

File No. 0-32647

Dear Mr. Spirgel:

We are responding to the comments contained in a letter dated March 3, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings of Knology, Inc. (“Knology” or the “Company”). The staff’s comments and our responses to these comments are set forth below and, as requested, are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1.	We note your response to prior comment 1. To supplement your proposed disclosures, we believe that you should also:

•	Disclose a breakdown of your goodwill balance by reporting unit;

•	Using dollar amounts and/or percentages, quantify by how much the fair value of each reporting unit exceeded its carrying value at the most recent testing date;

•	Identify and discuss the assumptions that are more sensitive to change, such as uncertainties with respect to your weighted average cost of capital in this current economic environment; and

Mr. Larry Spirgel

March 9, 2009

•	Clarify that the reporting units listed in the table (on page 3 of your response) represent all of the reporting units with assigned goodwill.

We have reviewed and evaluated the staff’s recommendations for further disclosure regarding our impairment analysis. As requested, we will include a statement in our disclosure that clarifies that the reporting units listed in the table represent all of the operating units with assigned goodwill. Due to the extensive competitive nature of our operations and the potential harmful impact from the disclosure of sensitive information of individual operating units, we do not believe that it would be appropriate, nor is it consistent with any previous public communication, to disclose further information about the assets, operating projections, business model assumptions, etc. associated with our individual reporting units. We believe the disclosure as previously submitted provides the reader with adequate information to understand the process of how management evaluates asset impairment and provides the information necessary to understand potential future impairment based on various assumptions of reduction in the fair value of each of the reporting units. We would be happy to discuss our position further with the staff.

We will also expand the table to include up to a 25% hypothetical reduction in fair values, by reporting unit, as follows:

	Percent Hypothetical Reduction in Fair Value and Related Impairment Charge
(in millions)	10%	15%	20%	25%
West Point	$—	$—	$—	$—
Columbus	—	—	—	—
Montgomery	—	—	—	—
Panama City	—	—	—	—
Rapid City	—	—	—	—
Sioux Falls	—	—	—	—
Dothan	—	—	$(1)	$(8)

	$—	$—	$(1)	$(8)

(Please note: the Dothan numbers changed slightly from our prior response after we recomputed our calculations while preparing our 2008 10-K.)

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

2.

We note your response to prior comment 2. Specifically, we note that you believe that there are relatively low regulatory barriers to entry in your acquired markets and that no values should be allocated to franchise rights in situations where the markets are highly competitive, including the markets that you acquired in each of your 2007 and 2008 acquisitions. Your response states that since you face significant competition from other cable providers, satellite video providers, telephone companies and the internet, your acquisition of these two entities was not to acquire the cable franchises, but rather the customers in these markets. As such, please explain to us in

Mr. Larry Spirgel

March 9, 2009

detail why you attributed very little value to the acquired customer base in each acquisition when compared to the total purchase price and amounts attributed to goodwill. Tell us in detail how fair value of the customer base was determined.

In the two acquisitions that Knology made during 2007 and 2008, we valued the businesses we acquired based on a multiple of operating cash flow, or more specifically, a multiple of EBITDA. Once a fair value purchase price was determined, we engaged a qualified valuation firm and appraiser to determine the fair market value of the tangible assets that were acquired in each transaction. We also engaged a qualified valuation firm to identify and value any intangible assets that were acquired in each transaction. The customer base we acquired in each transaction was the only significant intangible asset identified as a result of the assessment by the Company and the valuation firm. The value of the customer base was determined based on a discounted cash flow model. This model considered the net cash flow economics of the customer base in existence at the time the transaction was closed and the projected cash flow economics of the acquired customer base through the economic life of the customer with the business. The economic life of the customer base was determined by the recent historical customer churn rates of the acquired companies. Annual price increases to these customers were assumed based on recent historical trends. The purchase price was allocated to the fair value of tangible assets acquired and the fair value of the customer base acquired. With no other identifiable assets of which to assign a portion of the purchase price, the remaining value of the purchase price has been allocated to goodwill. The value of goodwill reflects the following:

•	The reputation of the business for offering a triple play broadband solution with a single bill to make consumers’ lives more simple

•	The long standing involvement the business has had with the community supporting charitable events and other community events

•	The many years of providing quality and reliable products and services to consumers in the community

•	The financial synergies from the business combination with a larger organization where economies of scale are available

•	The benefits to the larger organization of having a more diversified revenue and cash flow platform

•	The benefits of the business combination to create more scale in terms of customers, revenue, EBITDA and free cash flow

* * * *

You have requested we respond within 10 business days from the date of your letter, which would be March 17, 2009. However, we are filing our Annual Report on Form 10-K by March 16, 2009. We would appreciate the opportunity to speak with the staff so we can resolve the open issues, and would propose a conference call on Tuesday, March 10 after 2:30pm ET or on Wednesday, March 11 at your convenience. Please let us know your availability. You can contact me at 706-645-3046.

Sincerely,

/s/ Bruce D. Herman
Bruce D. Herman
Chief Financial Officer

Mr. Larry Spirgel

March 9, 2009

cc:	Knology, Inc.

Rodger L. Johnson

M. Todd Holt

Chad S. Wachter

Casey Calloway

BDO Seidman, LLP

Jay B. Goldman

Scott Yancey

Securities and Exchange Commission

Kyle Moffatt